1875 K Street N.W.

Washington, DC 20006-1238

Tel: 202 303 1000

Fax: 202 303 2000

June 9, 2020

VIA EDGAR

Samantha Brutlag

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:       iShares Trust (the "Trust")

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,338

Dear Ms. Brutlag:

This letter responds to your comments with respect to post-effective amendment ("PEA") number 2,338 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 ("Securities Act") on behalf of iShares ESG Advanced Total USD Bond Market ETF (the "Fund"), a series of the Trust.

The Securities and Exchange Commission (the "Commission") staff (the "Staff") provided comments to the Trust on May 18, 2020. For your convenience, the Staff's comments are summarized below and each comment is followed by the Trust's response. Capitalized terms have the meanings assigned in the Fund's prospectus unless otherwise defined in this letter.

Comment 1: Please provide the Staff with a completed fee table and cost example for each Fund at least one week before effectiveness.

Response: As requested, the Trust has provided a completed fee table and cost example for each Fund at least one week prior to the filing becoming effective.

Comment 2: Please clarify the maturity and credit quality parameters of the Underlying Index in the Fund's Prospectus.

Response: The Trust has revised the Principal Investment Strategies to state that, with respect to the maturity parameters of the Underlying Index:

The Parent Index includes securities with at least one year until final maturity, without regard to optionality features such as call provisions or conversion provisions.

Securities and Exchange Commission

June 9, 2020

The Trust notes that the Underlying Index's credit quality parameters are included in the Fund's Prospectus in the Principal Investment Strategies as emphasized below (emphasis added):

The Parent Index includes Treasury securities, government-related securities (i.e., U.S. and non-U.S. agency debt securities, and non-U.S. sovereign, quasi-sovereign, supranational and local authority debt), investment-grade and high yield (as well as unrated) corporate bonds, U.S. agency mortgage-backed pass-through securities ("MBS"), commercial mortgage-backed securities, asset backed securities, Eurodollar bonds, bonds registered with the SEC or exempt from registration at the time of issuance or offered pursuant to Rule 144A with or without registration rights and U.S. dollar-denominated emerging market bonds.

Comment 3: Please reorder the principal risks in order of importance for the top 3-5 risks rather than listing all of the risks alphabetically.

Response: The Trust has reviewed the risk disclosure and respectfully submits that the current order of the risk factors is appropriate. The Trust notes that the following disclosure is included in the sections entitled "Summary of Principal Risks," "A Further Discussion of Principal Risks" and "A Further Discussion of Other Risks":

"The order of the below risk factors does not indicate the significance of any particular risk factor."

Comment 4: In the first paragraph of the Principal Investment Strategies section of the Prospectus, there is a reference to the inclusion of companies with favorable ESG ratings. In the second paragraph, there is a reference to the exclusion of some types of companies (e.g., tobacco companies). Please explain what ESG factors the Underlying Index considers when choosing what to include from the Parent Index and/or how Bloomberg Barclays uses or assesses the rating inputs. If the ESG component is only exclusion-based, please make a statement to that effect in the Investment Strategies section of the Prospectus.

Response: The Underlying Index starts with the Parent Index and excludes companies with low ESG ratings (as determined by MSCI ESG Research LLC) and then further excludes companies that are involved in certain restricted business activities which are inconsistent with values-based business involvement criteria. The Trust has revised the Principal Investment Strategies to reflect that the Underlying Index excludes companies with low ESG ratings.

The following disclosure has been added to the Principal Investment Strategies to reflect the ESG factors the Underlying Index considers in addition to the screens.

"For each industry, MSCI ESG Research identifies key ESG issues that can lead to unexpected costs for entities in the medium- to long-term (e.g., climate change, resource scarcity, demographic shifts). MSCI ESG Research then calculates the size of each entity's exposure to each key issue based on the entity's business segment and geographic risk and analyzes the extent to which such entities have developed robust strategies and programs to manage ESG risks and opportunities. MSCI ESG Research scores entities based on both

Securities and Exchange Commission

June 9, 2020

their risk exposure and risk management. To score well on a key issue, MSCI ESG Research assesses management practices, management performance (through demonstrated track record and other quantitative performance indicators), governance structures, and/or implications in controversies, which all may be taken as a proxy for overall management quality. Controversies, including, among other things, issues involving anti-competitive practices, toxic emissions and waste, and health and safety, occurring within the last three years lead to a deduction from the overall management score on each issue. Using a sector-specific key issue weighting model, entities are rated and ranked in comparison to their industry peers. Key issues and weights are reviewed at the end of each calendar year. Corporate governance is always weighted and analyzed for all entities."

Comment 5: Also in the Principal Investment Strategies section of the Prospectus, please provide the frequency of rebalancing, how and when the Underlying Index changes and the number of index components (which can be expressed as a range).

Response: The Trust has revised the Principal Investment Strategies to state that the Underlying Index is rebalanced monthly. The Trust respectfully notes that the Index Description section of the SAI notes that the Underlying Index includes approximately 9,010 component securities.

Comment 6: At the end of the Principal Investment Strategy section, it is stated that the Fund may concentrate in a particular industry or sector. The Staff requests that the registrant state which industries the Fund will be concentrated in, as of the date of the Prospectus.

Response: The Underlying Index is not concentrated in any industry or sector at this time. As such, the Trust does not expect that the Fund will be concentrated in any particular industry or sector at Fund inception.

Comment 7: In the Principal Investment Strategies section of the Prospectus, please state that the Fund is non-diversified.

Response: The Trust respectfully notes that the Fund's non-diversified status is disclosed in the Non-Diversification Risk factors in the Prospectus and on page 3 of the Statement of Additional Information. The Trust believes that being non-diversified is not a strategy of the Fund and thus the current disclosure is appropriate.

Comment 8: For the description of the portfolio managers, please add the year that they began managing the Fund.

Response: The requested change has been made.

Comment 9: The Staff requests that the discussion of the risks related to Coronavirus virus, currently in the SAI, be moved to the Fund's Prospectus, with additional disclosure in the Summary portion of the Prospectus. The Staff further requests that the disclosure be tailored to the particular types of investments of the Fund (for example, risks of downgrades for bond funds).

Securities and Exchange Commission

June 9, 2020

Response: Substantial disclosure related to "Infectious Illness Risk" has been added to the Prospectus and to the Summary portion of Prospectus.

* * * *

Sincerely,

/s/ Benjamin J. Haskin Benjamin J. Haskin

cc:Deepa Damre Marisa Rolland Nadia Persaud Nick Cordell Michael Gung George Rafal Sam Bolam